

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 16, 2015

Michael Holt
Chief Executive Officer
Penny Auction Solutions, Inc.
330 A Street, Suite 156
San Diego, California 32101

      **Re:    Penny Auction Solutions, Inc.**
              **Form 10-12G**
              **Filed September 4, 2015**
              **File No. 000-55004**

Dear Mr. Holt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jennifer López for

              Mara L. Ransom
              Assistant Director
              Officer of Consumer Products